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                                    FORM N-8F
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                   Application Pursuant to Section 8(f) of the
                     Investment Company Act of 1940 ("Act")
                  and Rule 8f-1 Thereunder for Order Declaring
                 that a Registered Investment Company has Ceased
                    to be an Investment Company under the Act


I.       GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

         [ ]  Merger
         [x]  Liquidation
         [ ]  Abandonment of Registration
              (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)
         [ ]  Election of status as a Business Development Company
              (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.       Name of fund: Growth Portfolio

3.       Securities and Exchange Commission File No.: 811-07363

4.       Is this an initial Form N-8F or an amendment to a previously filed Form
         N-8F?

         [x]  Initial Application       [ ]  Amendment

5. Address of Principal Executive Office (include No. and Street, City, State, Zip Code):

         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

         Ofelia M. Mayo, Esq.
         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund's records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

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         A I M Advisors, Inc.
         11 Greenway Plaza, Suite 100
         Houston, Texas 77046-1173
         (713) 626-1919

         NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.       Classification of fund (check only one):

              [x]  Management company;
              [ ]  Unit investment trust; or
              [ ]  Face-amount certificate company.

9.       Subclassification if the fund is a management company (check only one):

              [x]      Open-end         [ ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware or Massachusetts):

         The fund is organized as a Delaware business trust.

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

         A I M Advisors, Inc. ("AIM"), the fund's investment adviser from May 29, 1998, until September 11, 2000, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173. Prior to May 29, 1998, Chancellor LGT Asset Management, Inc., 1166 Avenue of the Americas, New York, New York 10036, acted as the fund's investment adviser.

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those principal underwriters have been terminated:

         None.

13.      The fund is not a unit investment trust ("UIT").

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund?

              [ ]  Yes         [x]  No

15.      (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [x]  Yes          [  ]  No


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              If Yes, state the date on which the board vote took place:
              November 13, 2000

              If No, explain:


         (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

              [ ] Yes         [x] No

              If Yes, state the date on which the shareholder vote took place:
              If No, explain: No shareholder vote was required; all shares had been redeemed.

II.      DISTRIBUTIONS TO SHAREHOLDERS

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

              [ ]  Yes         [x]  No

              AIM Small Cap Growth Fund (the feeder fund) redeemed its interest in the fund. The fund distributed to the feeder fund all assets in a tax-free, in-kind distribution.

         (a) If Yes, list the date(s) on which the fund made those distributions:

         (b)  Were the distributions made on the basis of net assets?

              [ ]  Yes         [ ]  No

         (c)  Were the distributions made pro rata based on share ownership?

              [ ]  Yes         [ ]  No

         (d)  Not applicable.

         (e)  Not applicable.

17.      Closed-end funds only:

         Not Applicable.

18.      Has the fund distributed ALL of its assets to the fund's shareholders?

              [x]  Yes          [ ]  No

              See Item 16 above.
         If No,

         (a) How many shareholders does the fund have as of the date this form is filed?

         (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

              [ ]  Yes         [x]  No

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         If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.     ASSETS AND LIABILITIES

20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

              [ ]  Yes         [x]  No

         If Yes,

         (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

         (b)  Why has the fund retained the remaining assets?

         (c)  Will the remaining assets be invested in securities?

              [ ]  Yes         [ ]  No

21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

              [ ]  Yes         [x]  No

         If Yes,

         (a)  Describe the type and amount of each debt or other liability:

         (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.      INFORMATION ABOUT EVENT(s) LEADING TO REQUEST FOR DEREGISTRATION

22.      (a)  List the expenses incurred in connection with the Merger or
              Liquidation:


              (i)    Legal expenses:                                         $ 15,185.06
                                                                             -----------
              (ii)   Accounting expenses:                                    $  5,000.00
                                                                             -----------
              (iii)  Other expenses (filing fees and related expenses):      $131,928.77
                                                                             -----------
              (iv)   Total expenses (sum of lines (i)-(iii) above):          $152,113.83
                                                                             -----------

         (b)  How were those expenses allocated?

              Not applicable.

         (c)  Who paid those expenses?

              The fund paid the expenses.

         (d)  How did the fund pay for unamortized expenses (if any)?

              Not applicable.

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23.      Has the fund previously filed an application for an order of the
         Commission regarding the Merger or Liquidation?

              [ ]  Yes         [x]  No

         If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.       CONCLUSION OF FUND BUSINESS

24.      Is the fund a party to any litigation or administrative proceeding?

              [ ]  Yes         [x]  No

         If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

              [ ]  Yes         [x]  No

         If Yes, describe the nature and extent of those activities:


VI.      MERGERS ONLY

26.      Not Applicable.

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                                  VERIFICATION

         The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Growth Portfolio, (ii) he is the President of Growth Portfolio, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                                /s/ ROBERT H. GRAHAM
                                                ---------------------------
                                                Robert H. Graham,
                                                President, Growth Portfolio


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